

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Matthew R. McGrew
Executive Vice President and Chief Financial Officer
Danaher Corporation
2200 Pennsylvania Avenue, N.W., Suite 800W
Washington, D.C. 20037-1701

> **Re: Danaher Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 21, 2019**
> **File No. 001-08089**

Dear Mr. McGrew:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery